UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41933

Haoxi Health Technology Limited

(Translation of registrant’s name into English)

Room 801, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District

Beijing, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Sales Agreement for At The Market Offering Program

On January 23, 2026, Haoxi Health Technology Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”) entered into a sales agreement (the “Sales Agreement”) with Aegis Capital Corp. (the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent, shares of its Class A ordinary shares, par value $0.0025 per share (the “Class A Ordinary Shares”) having an aggregate offering price of up to $80,000,000 (the “Offered Securities”).

Under the Sales Agreement, the Offered Securities will be offered and sold pursuant to a base prospectus, dated June 10, 2025 and a prospectus supplement, dated January 23, 2026, that forms a part of the Company’s shelf registration statement on Form F-3, as amended (File No. 333-287686) (the “Registration Statement”), which Registration Statement was declared effective by the Securities and Exchange Commission on June 13, 2025.

Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal laws, rules and regulations and the rules of The Nasdaq Stock Market LLC to sell Offered Securities from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. Upon delivery of a sales notice, and subject to the Company’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell Offered Securities by any method permitted by law that is deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company will pay the Sales Agent a commission of two-and-a-half percent (2.5%) of the aggregate gross proceeds from each sale of the Offered Securities and has agreed to provide the Sales Agent with customary indemnification and contribution rights. The Company has also agreed to reimburse the Sales Agent for certain specified expenses of up to $75,000 in the aggregate annually.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is attached as an exhibit to this Form 6-K and incorporated by reference herein. A copy of the opinion of Ogier, as Cayman Islands counsel to the Company, regarding the legality of the issuance and allotment of the Offered Securities under the Sales Agreement is attached hereto as Exhibit 5.1 and is incorporated by reference herein.

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of Offered Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
5.1	Opinion of Ogier
10.1	Sales Agreement, dated January 23, 2026, by and between the Company and the Sales Agent
23.1	Consent of Ogier (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Haoxi Health Technology Limited

Date: January 23, 2026	By:	/s/ Zhen Fan
	Name:	Zhen Fan
	Title:	Chief Executive Officer

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